



02030645

NO ACT
P.E 3-11-2002
1-07562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2002

Richard V. Smith
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Act	1934
Section	
Rule	14A-8
Public Availability	3/13/2002

Re: The Gap, Inc.

Dear Mr. Smith:

This is in regard to your letter dated March 11, 2002 concerning the shareholder proposal submitted by Domini Social Investments, Calvert Asset Management Company, Inc. and the New York City Pension Funds for inclusion in The Gap's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that The Gap therefore withdraws its January 11, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jonathan Ingram
Special Counsel

cc: Conrad B. MacKerron
Shareholder Representative
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

Reno Martini
Senior VP and Chief Investment Officer
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

March 11, 2002

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
MAR 12

Re: Stockholder Proposal Submitted to The Gap, Inc. by Domini Social Investments LLC

Ladies and Gentlemen:

On behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"), we previously submitted to the staff of the Division of Corporation Finance of the Securities and Exchange Commission a letter, dated January 11, 2002, requesting no-action relief with regard to a stockholder proposal submitted to the Company by Domini Social Investments LLC, as primary filer, and by Calvert Asset Management Company, Inc. and the Comptroller of the City of New York, as co-filers. This letter is to advise you that the above named proponents have each notified the Company in writing that they are formally withdrawing such stockholder proposal. I have enclosed copies of the letters the Company received by fax from each proponent in this regard. Accordingly, the Company wishes to withdraw, effective immediately, its request for no action in connection with this proposal.

If you have any questions or desire additional information relating to the foregoing, please call me at (415) 773-5830. Thank you for your consideration of this matter.

Very truly yours,



Richard V. Smith

Enclosures

cc: Lauri M. Shanahan, Esq.
Thomas J. Lima, Esq.
Mr. Conrad B. MacKerron
Adam Kanzer, Esq.
Alya Z. Kayal, Esq.
Mr. Patrick Doherty



SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

February 26, 2002

Lauri Shanahan
Corporate Secretary
The Gap Inc.
One Harrison St.
San Francisco, CA 94105

Re: Shareholder Proposal for 2002 Annual Meeting

Dear Ms. Shanahan:

We are writing in response to the Feb. 5, 2002 letter from Tamsin Randlett, Senior Director, Government and Public Affairs, Gap Inc.

On December 6, 2001 we wrote to you and filed a proxy proposal requesting the board of directors to prepare a report at reasonable expense on its vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. Since then we have had several long conversations with Ms Randlett on behalf of our colleagues at Calvert Group and the New York City Pension funds regarding the vendor standards issues raised in our December filing letter.

We are pleased that the Feb. 5 letter commits the company to a long-term dialogue with our proponent group. We appreciate the new information regarding vendor standards compliance recently posted on your web site. We look forward to working with the company to explore the development of assessment methods for benchmarking and reporting vendor compliance activities and progress. We are also pleased that you acknowledge the importance of reporting information to stakeholders in a way that will help them understand your processes and evaluate progress on compliance in vendor factories.

However, we are disappointed that the company did not make a stronger commitment to searching for quantitative methods of demonstrating progress toward compliance as suggested in our Feb. 13, 2002 response to Ms. Randlett's Feb. 5 letter. We were also puzzled by The Gap's reticence to agree in writing to discuss sustainable living wage issues in the future even though Ms. Randlett assures us that you will do so as you have in the past.

As you are aware, some of the misunderstandings that occurred in the past year between Gap management and members of our proponent group are attributable to verbal commitments made by former Gap sourcing staff who later denied making such statements. In light of this history, we believe it is important for management to put its commitments in writing.

536 Broadway, 7th Fl. New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757



Ultimately, we decided to place our trust in the company that these issues can be best worked out by spending our energies working to develop a successful dialogue process rather than pursuing the shareholder resolution.

Therefore, Domini Social Investments hereby withdraws the resolution requesting the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources

We look forward to a dialogue in good faith and a face-to-face meeting as soon as practicable to address these issues, preferably in April or May 2002.

Sincerely,



Adam Kanzer
General Counsel

Cc: Tamsin Randlett
Alya Kayal, Calvert
Pat Doherty, NYCERS
Rev. David Schilling, ICCR
Sr. Ruth Rosenbaum, CREA



Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

February 26, 2002

Lauri M. Shanahan
Corporate Secretary
Gap Inc.
One Harrison Street
San Francisco, CA 94105

Dear Ms. Shanahan:

Based on the letter dated February 21, 2002, from Ms. Tamsin Randlett (Senior Director, Government and Public Affairs, Gap Inc.) offering to enter into an open and long-term dialogue with our shareholder proponent group, Calvert Asset Management Company, Inc. is withdrawing its shareholder resolution on vendor standards and labor and human rights accountability, on behalf of the Calvert Social Index Portfolio and the Calvert Social Investment Fund Enhanced Equity Portfolio.

Our withdrawal is based on the company's written offer to have continued face-to-face meetings and conference calls to begin a collaborative effort with the purpose of identifying meaningful mechanisms for communicating the company's progress on vendor compliance.

We are pleased to learn that the company plans to continue to enrich the written information regarding its compliance efforts and progress on its website. Nevertheless, we express our disappointment at the company's lack of responsiveness to publish a substantive vendor standards report, despite repeated requests to management through letters from Calvert dated November 29, 2000 and January 16, 2001 (as well as phone conversations and face-to-face meetings). We strongly believe that increased transparency and disclosure are critical in measuring the degree of the company's commitment to raising labor and human rights standards. By renewing our trust in Gap Inc., we hope the company will engage in good faith dialogue to explore the development of assessment methods for benchmarking and reporting vendor compliance activities and progress.

While we are withdrawing the resolution, we look forward to our continued discussions on labor and human rights issues as well. We will be scheduling a working session in the next few months. We thank you

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



and Tamsin Randlett for your on-going commitment to this issue of great importance.

Sincerely,

Alya Z. Kayal

Alya Z. Kayal, Esq.
Senior Social Research Analyst

cc: Thomas J. Lima, Associate General Counsel, Gap Inc.
Conrad MacKerron, Shareholder Representative.
Adam Kanzer, General Counsel, Domini Social Investments.
Nikki Daruwala, Shareholder Advocacy Coordinator, Calvert.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

March 5, 2002

BY FAX

Ms. Lauri Shanahan
Secretary
The Gap, Inc.
1 Harrison Street
San Francisco, CA 94105

Dear Ms. Shanahan:

On behalf of the New York City Employees Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, I hereby withdraw the resolution on vendor standards we submitted to your office in December, 2001.

Sincerely,

Patrick Doherty

PD:ma



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 11, 2002

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Conrad B. MacKerron on behalf of Domini Social Investments LLC ("Domini").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2002 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to Mr. MacKerron. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

Background

On December 6, 2001, the Company received, by facsimile, a letter from Mr. MacKerron, dated December 6, 2001, requesting that it include in the Company's 2002 Proxy Materials the following:

> Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. The report should be made available to shareholders by August 2002.



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A copy of the letter from Mr. MacKerron, as well as additional correspondence regarding documentary support of Domini's stock ownership, is attached hereto as Exhibit A.

Subsequent to the Company's receipt of the Proposal, the Company received two identical proposals from proponents identifying themselves as co-filers of the Proposal. One such proposal was submitted by Calvert Asset Management Company, Inc. ("Calvert") and was received by the Company on December 7, 2001, after receipt of the Proposal. The second duplicate proposal was received by the Company on December 10, 2001, three days after the deadline for submitting stockholder proposals as disclosed in the Company's most recent proxy statement. A copy of the letter from Calvert, as well as additional correspondence regarding documentary support of Calvert's stock ownership, is attached hereto as Exhibit B. A copy of the facsimile cover and the cover letter submitted in connection with the second duplicate proposal is attached hereto as Exhibit C. Domini and Calvert are sometimes referred to herein as the "Proponents."

We have advised the Company that it properly may exclude the Proposal from its 2002 Proxy Materials for the reasons set forth below. Should the Staff disagree with our conclusions regarding omission of the Proposal, the Company will include the Proposal in its 2002 Proxy Materials and will identify the Proponents as co-filers of the Proposal. However, the proponent of the second duplicate proposal will not be identified as a co-filer of the Proposal pursuant to Rule 14a-8(e) because the proponent's attempted co-filing was not timely. Pursuant to Rule 14a-8(j), copies of this letter are also being sent to Calvert and the proponent of the second duplicate proposal.

Discussion

As discussed more fully in Sections I through III below, the Company believes, and we concur, that the Proposal and the Supporting Statement may properly be excluded from the Company's 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

2. Rule 14a-8(i)(7), because the Proposal, which requests in part that the Company establish quantitative goals for vendor compliance, seeks to "micro-manage" the Company's policies and relationships with its vendors, and as such deals with matters relating to the Company's ordinary business operations; and

3. Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite, and therefore misleading, in contravention of the Commission's proxy rules



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and regulations, including Rule 14a-9, which prohibit such statements in proxy solicitation materials.

In addition, as discussed further in Section IV below, to the extent that the Proposal is not excludable under Rules 14a-8(i)(10), (7), (6) and/or (3), the Company requests confirmation that the Staff will not recommend any enforcement action if the Company does not identify the proponent of the second duplicate proposal as a co-filer of the Proposal in the 2002 Proxy Materials pursuant to Rule 14a-8(e).

I. The Proposal Has Already Been Substantially Implemented Within the Meaning of Rule 14a-8(i)(10).

The Proposal may be properly excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a stockholder proposal when a company has already "substantially implemented" the elements of the Proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard is one of substantial implementation. *See Exchange Act Release No. 34-20091* (Aug. 16, 1983). *See also Texaco, Inc.* (March 28, 1991) ("a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal.")

The Staff has previously determined that the Company has already taken steps, as early as 1996, to implement policies and programs addressing the same matters as those set forth in the Proposal. As noted above, the Proposal requests, in part, that "the Board of Directors prepare a report ... on its Vendor Standards." On two separate occasions in the past, the Staff has permitted the Company to exclude proposals requesting that the Company prepare reports relating to its vendor standards and Code of Vendor Conduct (the "Vendor Code"). Most recently, in *The Gap, Inc.* (March 16, 2001) (the "2001 Gap Letter"), the Staff permitted exclusion of a proposal requesting that the Company prepare a report on the child labor practices of the Company's vendors. In the 2001 Gap Letter, the Company represented, and the Staff concurred, that it had substantially implemented the proposal through the establishment and implementation of its Vendor Code and monitoring programs, the publication of information on its website with respect thereto and its willingness to discuss the matters set forth in the proposal with stockholders and other interested parties. In 1996, the Staff also permitted the Company to exclude under Rule 14a-8(c)(10) (as predecessor to Rule 14a-8(i)(10)) a proposal requesting that the Company commit to a code of conduct and prepare a report which describes current and future policies relating to that code of conduct. *The Gap, Inc.* (March 8, 1996).

In addition to the foregoing, the Staff has consistently taken the position that shareholder proposals similar to the Proposal have been substantially implemented when the relevant



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company already had policies and procedures in place relating to the conduct of suppliers and routinely responded to inquiries on matters relating to the subject of the Proposal. *See Kmart Corp.* (February 23, 2000) (proposal identical to the Proposal permitted to be omitted from proxy materials pursuant to Rule 14a-8(i)(10) where the company, in part, prepared a report summarizing its vendor code and indicated a willingness to discuss with interested shareholders the matters addressed in the proposal); *Sears, Roebuck and Co.* (February 23, 1998) ("There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(10) [as predecessor to Rule 14a-8(i)(10)] as moot. We note in particular the Company's representation that it routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries by the proponents."); *The Limited Inc.* (March 15, 1996) (proposal permitted to be omitted from proxy materials pursuant to Rule 14a-8(c)(10) (as predecessor to Rule 14a-8(i)(10)) where the company "adopted, published, disseminated and implemented a policy addressing precisely the matters underlying the [p]roposal," "prepared a collection of materials addressing the issues raised by the [p]roposal more generally," and represented that the company's "management is always willing to discuss with interested shareholders the matters addressed in the [p]roposal").

The Company is aware that in *Sears, Roebuck and Co.* (February 16, 1999), the Staff denied no-action relief under Rule 14a-8(i)(10) with regard to omission from a company's proxy materials of a proposal similar to the Proposal. However, in denying relief, the Staff noted in particular that the company had not represented that it publicizes the continued availability of the requested information. *See also Nordstrom, Inc.* (March 31, 2000) (proposal similar to the Proposal not allowed to be omitted under Rule 14a-8(i)(10) where company represented, in part, that it substantially implemented the proposal through a publicly available settlement agreement, press releases regarding the settlement agreement and routine responses to stockholders regarding the matters raised in the proposal); *The Warnaco Group, Inc.* (February 21, 2000) (proposal similar to the Proposal not omitted under Rule 14a-8(i)(10) where the Company made no claim that information is available to stockholders).

Unlike the letters cited in the preceding paragraph, the Company represents herein that it routinely responds to inquiries on matters related to the Proposal, has engaged, and will continue to engage stockholders, including the Proponents and other interested parties in dialogue regarding the subject matter of the Proposal, provides specific information regarding its compliance program in response to inquiries from such parties, publishes a detailed report regarding its compliance program on its website and publicizes the continued availability of the information requested in the Proposal. The Company believes that it provides access to more information and provides greater detail regarding its compliance program than other retailers in the apparel industry. In addition, the Company has consistently complied with requests from the Proponents for information with respect to the Company's compliance program through direct meetings and on-going correspondence with such parties.



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Essentially, the Company is of the view that it has substantially implemented the matters addressed in the Proposal through (i) the establishment and implementation of its Vendor Code, (ii) the implementation of extensive internal as well as external monitoring programs, (iii) the publication of information on its website with respect to its Vendor Code and monitoring programs, including publicizing the continued availability of additional information upon request, (iv) participation in on-going dialogue with social responsibility investment groups and stockholders, including the Proponents, and non-governmental, nonprofit and religious organizations, as well as activists and firms that analyze public companies with respect to social policy issues and (v) its willingness to discuss the matters set forth in the Proposal with all interested stockholders and other parties.

A. The Vendor Code

The Company established the Vendor Code in the early 1990s and updated it most recently in 1996. The Vendor Code sets forth a comprehensive set of principles and operating standards for garment manufacturers and focuses on such things as compliance with local labor laws, working conditions and the environment. The Vendor Code also spells out to vendors the Company's specific expectations on a range of issues such as wages, child labor, health and safety issues and respecting the right of workers to unionize. The Vendor Code, a copy of which is available by request through the Company's website, is the Company's primary compliance mechanism for its vendors and provides an overview of the Company's policies and goals for vendor compliance, matters specifically addressed in the Proposal. A copy of the Vendor Code is attached hereto as Exhibit D.

B. Monitoring Programs

As indicated in the 2001 Gap Letter, the Company has established one of the most comprehensive internal factory monitoring programs in the apparel industry. The Company devotes substantial internal resources both in its corporate offices and in the field to thoroughly evaluate prospective vendors and to monitor compliance of approved vendors on an ongoing basis.

The Company complements its internal programs with independent monitors such as non-governmental and religious organizations. The Company has also established relationships with various organizations to explore further methods to improve its programs and has supported public reporting of joint initiatives with third-party global partners. For example, the Commission for the Verification of Codes of Conduct (COVERCO) published a report in 2001 on its independent monitoring of the Company's vendor facilities in Guatemala. The report is available on COVERCO's website at *www.coverco.org*. The Independent Monitoring Working Group, which oversaw the Company's monitoring initiatives in several Central American



countries, also published a report in 2001 regarding that multi-year program. Finally, the Global Alliance for Workers and Communities, a unique partnership of private, public and non-profit organizations of which the Company is a member, has made publicly available an annual report regarding the Company's efforts at vendor facilities in Indonesia and India. This report is publicly available through Global Alliance's website at *www.theglobalalliance.org*.

As discussed below, further information regarding the Company's compliance efforts, including detailed descriptions of the Company's compliance team and its compliance program, are available on the Company's website. A copy of the information posted on the Company's website is attached hereto as Exhibit E.

C. The Company's Website

The Company's website at *www.gapinc.com* includes information which directly addresses the matters specifically requested by the Proponents. The information requested includes:

- **"a report...on its [Vendor Code] and compliance mechanisms for its vendors"**

As indicated above, the Company's website sets forth a comprehensive overview of the Vendor Code and the Company's compliance efforts. In fact, the Company asserts that the website itself effectively constitutes, in all material respects, the very report requested by the Proponents. For example, the website provides information regarding the Vendor Code, the Company's global compliance team, the global compliance program, the Company's global outreach program and the Company's independent monitoring programs. Such information includes descriptions of the mechanisms used by the Company to evaluate both new and existing vendors, the procedures used by the Company's compliance team to identify and remedy potential compliance violations, the typical results of its compliance efforts and the challenges faced by the Company in monitoring and enforcing its Vendor Code.

- **"number of facilities audited"**

The website indicates that during 2001, the Company's compliance team monitored approximately 3,600 facilities and "conducted roughly 16,000 visits" to such facilities.

- **"frequency of audits"**

The website states that "while [the Company's] objective in the past was to visit factories on a quarterly basis, [the Company] transitioned to a variable monitoring program in

2001. Variable monitoring is designed to target resources where their potential impact is greatest by determining the appropriate intensity level by which a factory should be evaluated. Under this program, [the Company's] expect[s] that [its] compliance team will visit some factories more often and others less often than in the past." The website also indicates that "while the number of visits per year varies, it's not uncommon for [the Company] to be in weekly contact with factories where [compliance] problems have been reported."

- **"audit pass fail rate [and] primary reasons for facility audit failure"**

As explained further in Section II, the Company maintains that an "audit pass fail rate" or any other quantitative scoring approach to assessing its vendors undermines the Vendor Code and, therefore, it does not uniformly apply such measures in connection with its compliance program. However, the website does provide details with respect to the types of problems and violations encountered by the Company's compliance team. For example, the website states in part that "because [the Vendor Code] is so comprehensive, it is rare that a [compliance officer] will visit a factory and find it in full compliance with every aspect of [the Vendor Code]. The type of problem or issue can vary widely from fairly frequent minor violations such as unclean toilets to less frequent major ones including harassment. Additionally, visible issues like insufficient or blocked signage are relatively easy to identify and correct. More complex matters such as disputes between factory management and workers take considerably more effort to assess and remedy. These distinctions are hard to quantify and serve to illustrate the important role that [the Company's compliance officers] and [compliance] program play in supporting ongoing, qualitative and sustainable progress."

The Company's website also provides information regarding the termination of approved vendors where serious violations have occurred or a pattern of non-compliance had emerged. For example, the website reflects that the Company recently terminated business at 15 factories in China for falsifying payroll records and, in 2001, quit doing business with vendors representing more than 120 factories worldwide for compliance-related reasons.

- **"discussion of the most pervasive problems and progress made towards their resolution"**

As explained above, the Company's website provides a discussion regarding the problems identified by the Company's compliance team and the challenges faced by the Company in ensuring full compliance with the Vendor Code. In addition, by providing a comprehensive overview of the Company's compliance program, the website addresses



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the Company's efforts to continually improve its compliance program and resolve typical compliance related issues. For example, the website describes the Company's response once a compliance issue is identified, the steps taken by the Company to improve its compliance program, such as a transition to a variable monitoring program, and the Company's continued collaboration with independent monitors and non-governmental organizations to achieve qualitative improvements in vendor compliance.

Thus, the Company's website alone substantially and specifically addresses the report requested by the Proponents, including the individual items requested by the Proponents in their Supporting Statement. The Company believes that the information available through its website is in essence the report requested by the Proponents. The website also reflects the Company's commitment to engaging interested parties in dialogue regarding the Company's social responsibility efforts and provides stockholders and other interested parties the opportunity to obtain a copy of the Vendor Code and contact the Company regarding the subject matter addressed in the Proposal.

D. Stakeholder Dialogue

The Company routinely communicates and demonstrates a willingness to participate in ongoing, constructive conversations with social responsibility investment groups, non-profit organizations and other stakeholders who are involved or interested in the subject matter of the Proposal. The Company has completed surveys prepared by social responsibility investment groups related to both general and specific compliance matters and holds face-to-face meetings with such groups. More importantly, it has engaged in regular and direct contact with the Proponents with respect to the information requested in the Proposal and has provided such parties with specific information regarding its vendor compliance programs. For example, between August 2000 and May 2001, the Company held four meetings with representatives of Calvert regarding vendor compliance issues. One such meeting included a comprehensive overview of the Company's compliance program with the Company's senior vendor compliance staff. The Company notes that, as recently as December 2001, a representative of Calvert acknowledged how helpful the Company has been in working with Calvert on these matters (see Exhibit F attached hereto). In January 2001, the Company held a meeting with representatives of Domini during which Domini was provided a significant amount of information regarding the Company's compliance program and also a forum to ask questions of the Company's compliance team. The Company has also sponsored an annual global vendor compliance conference which has been attended, in part, by various social responsibility investment groups and other non-governmental, nonprofit and religious organizations. In fact, a representative from Calvert was a guest speaker at the Company's 2001 conference.



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As stated in the 2001 Gap Letter, the Company continues to communicate regularly with non-governmental, nonprofit and religious organizations such as the Interfaith Center on Corporate Responsibility, local unions in various countries, activists and firms that analyze public companies with respect to social policy issues.

E. Communications with Stockholders and Other Interested Parties

In addition to its on-going dialogue with social responsibility investment groups and other non-governmental organizations and stakeholders, the Company regularly responds to inquiries from stockholders, media organizations and individuals. During the past year, the Company received approximately 2,000 telephone calls, e-mails and letters from individuals interested in the Company's policies regarding the subject matter of the Proposal. The Company makes every effort to respond to all inquiries regarding its ethical sourcing practices, either by e-mail, written letter or referral to its website. The Company also communicates ethical sourcing information to its employees on a regular basis through the Company's intranet and through face-to-face meetings with the Company's compliance staff and factory monitors.

Consistent with the Company's overall communications philosophy, the Company responds to all media inquiries on ethical sourcing issues, either by referring the reporter to the Company's website or by conducting live interviews with Company spokespeople and appropriate compliance staff. In 2001, the Company responded to inquiries for ethical sourcing stories with The New York Times and Channel One network (a news channel distributed to public schools). Both stories involved interviews with Company staff and visits by reporters to vendor facilities in El Salvador. The New York Times published its story, which included information on the Company's ethical sourcing practices and independent monitoring initiatives, on the front page of its April 24, 2001 edition. The New York Times article is attached hereto as Exhibit G.

Accordingly, the Company believes that it has consistently complied with requests from the Proponents for information with respect to the Company's compliance program and that the information available on its website substantially (if not completely) addresses the request set forth in the Proposal. Based on the foregoing, the Company submits that it has consistently communicated and demonstrated a commitment and a willingness to address, and has in fact communicated and addressed, the subject matter of the Proposal and that the Proposal has therefore been "substantially implemented" and may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(10).



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II. The Proposal Deals With Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." According to *Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release"), the Staff is to determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed. In providing guidance on how to make this determination, the 1998 Release indicates that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second policy consideration underlying the ordinary business exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." According to the 1998 Release, "[t]his consideration may come into play in a number of circumstances, such as where the proposal...seeks to impose specific time frames or methods for implementing complex policies."

It is also well settled that formulating a stockholder proposal as a request for a report or study of a particular matter will not avoid the reach of Rule 14a-8(i)(7) if the underlying subject matter involves the ordinary business operations of a company. See *Exchange Act Release No. 34-20091* (August 16, 1983) (adopting an interpretive change pursuant to which "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)," the predecessor to the current Rule 14a-8(i)(7)).

Importantly, the Proposal requests that the Board prepare a report on the Vendor Code and, in the Supporting Statement, specifically recommends that the report disclose, in part, the pass/fail rate in connection with the Company's audits of its vendors. In addition, the Proponents' final "Whereas" clause provides that "specific quantitative goals for vendor compliance should be established, and rather than terminating contracts, [the Company] should establish incentives to encourage its suppliers and vendors to raise labor standards." These requests deal directly with the ordinary business practices of the Company. Moreover, the Company maintains that relying upon specific quantitative goals and simplistic pass/fail mechanisms on a worldwide basis fails to accurately account for the continued progress and efforts individual vendors make in raising labor standards, cultural and legal differences inherent



in a worldwide operation, and variations in and gradation of the compliance issues themselves. The Company has determined as a business matter that such a quantitative scoring approach to assessing its vendors would severely undermine the purposes of the Vendor Code and, therefore, it does not uniformly apply such measures in connection with its compliance program. Rather, the Company has made a business decision to employ numerous factors, including qualitative information, in assessing performance and in making determinations as to whether to work further with a vendor or recommend termination. Accordingly, the Proposal focuses directly on, and conflicts with, the policies and practices relating to the Company's relations with its vendors, including the implementation of specific policies regarding the Company's audit of its Vendor Code.

The Proposal also seeks to "micro-manage" the Company in contravention of the policy considerations underlying the ordinary business exclusion by probing into very complex matters which, as noted in Section I above, are already being addressed by the Company. Decisions regarding the standards to use in the on-going implementation of its monitoring programs and how to best respond to the requests of individual stockholders and customers involve very complex considerations that require constant assessment and review by the Company. Because of their familiarity with day-to-day company operations and its challenges in addressing compliance related issues, Company employees are better suited than the stockholders to manage these intricate business details.

Further, while the Proposal relates to an important social policy issue, the inclusion of such issues along with ordinary business matters does not exempt the Proposal from Rule 14a-8(i)(7). In no-action requests submitted to the Staff subsequent to the 1998 Release, the Staff repeatedly has acknowledged that proposals that otherwise focus on social policy issues, but include items related to ordinary business matters, may be excluded under Rule 14a-8(i)(7). *See, e.g. Kmart Corp.* (March 12, 1999); *Wal-Mart Stores, Inc.* (March 15, 1999). These letters also reflect the fact that the Staff does not permit proponents to revise proposals that are excludable under Rule 14a-8(i)(7).

While the Company agrees that the Proposal addresses social policy concerns, it also relates specifically and directly to matters that are within the Company's power to decide and administer as part of its management of the business and seeks to impose cumbersome additional and conflicting methods to implement a complex policy already administered by the Company. Plainly, the Proposal goes beyond the limitations described in the 1998 Release by addressing matters relating to the Company's ordinary business operations. Thus, the Proposal should be excluded under Rule 14a-8(i)(7).



ORRICK

III. The Proposal Is Excludable Under Rules 14a-8(i)(3) and 14a-8(i)(6) Because It Is Impermissibly Vague and Indefinite, and Therefore Misleading.

The Company asserts that the Proposal is also properly excludable from the Company's 2002 Proxy Materials because it is impermissibly vague and indefinite, contrary to Rule 14a-9. The Proposal requests "the Board of Directors to prepare a report at reasonable expense on its [Vendor Code] and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources." Although the Supporting Statement provides some guidance as to the information requested, the Proposal is otherwise vague and does not clearly specify the scope, content, extent or description of matters to be included in the report. As stated above in Section I, the Company, through direct meetings and on-going correspondence, believes that it has consistently complied with requests for information by the Proponents in connection with the Company's compliance program. The Company also publishes information on its website that substantially addresses the request set forth in the Proposal. To the extent that the Proposal requires the disclosure of information in addition to that already provided or made available on its website, the Company observes that it would be unable to determine what action should be taken.

In several no-action letters, the Staff agreed that the proposals could be excluded primarily for two reasons: (i) the proposals were so vague and indefinite that it would be difficult for stockholders to determine with any reasonable certainty what measures the registrants would take in the event the proposals were approved; and (ii) any resultant action by the registrant would have to be made without guidance from the proposals and consequently in possible contravention of the intention of the stockholders who voted in favor of the proposals. *See Philadelphia Electric Co.* (July 30, 1992); *Philip Morris Companies, Inc.* (February 7, 1991); *Bank of New England Corp.* (February 5, 1990); *CCBT Bancorp, Inc.* (April 20, 1999) and *American International Group, Inc.* (January 14, 1999). A proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague, with the result that the Company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (January 14, 1992); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears that the proposal...is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Staff has determined that one instance in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (December 27, 1988). For example, in *Jos. Schlitz Brewing Co.* (avail. March 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's board of directors adopt a policy of not allowing the



ORRICK

company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "any action ultimately taken by the Company upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast," with the result that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the vague standards in the *Schlitz* and *Hershey* proposals, the standards articulated in the Proposal are subject to a wide array of interpretations. In particular, the Proposal indicates that the Company should establish "specific quantitative goals for vendor compliance," "encourage its suppliers and vendors to raise labor standards" and disclose in its report, among other things, "audit pass fail rates," "the primary reasons for facility audit failure" and "a discussion of the most pervasive problems and progress made towards their resolution." Because the Proposal uses broad, ambiguous and highly subjective terms, the Company's stockholders are being asked to approve a proposal that essentially provides no guidelines as to what steps the Company is expected to take and the stockholders will likely have different ideas as to the scope of such report and the level of detail they would be asking the Company to provide. The Company has determined in general that "audit pass fail rates" and "specific quantitative goals for vendor compliance" would undermine and be detrimental to its compliance program. Accordingly, any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the stockholders who voted in favor of the Proposal.

Without further guidance regarding the appropriate standards and level of detail required by such a report, any comprehensive report is also problematic based on the dynamic nature of the Company's vendor base and the sheer number and variation of vendors used by the Company. As of December 2001, the Company had approximately 2,600 facilities located in approximately 55 countries. However, the number of facilities active at any time fluctuates depending on the season, a high turnover rate and other factors. For example, during 2001, although there were generally about 2,600 to 2,700 active facilities at any one time, the Company's compliance team monitored nearly 3,600 separate facilities at some point during the year. Finally, the Company's vendors include those that have worked with the Vendor Code for many years and other vendors that have no experience with the Vendor Code; vendors employing a few workers and other vendors employing a few thousand workers and vendors performing a complete production process in one facility and other vendors using multiple facilities to complete such process. However, the Proposal does not provide any meaningful information, guidance or standards that would assist the Board in preparing such a report that



ORRICK

could document compliance while taking into account the size, fluidity and variation of this vendor base.

As noted in Section I above, the Company believes that it has complied with the Proposal and with all other requests by the Proponents for information and, to the extent that the Proposal requires the Company to disclose information in addition to the information already disclosed to stockholders, either individually or on its website, the Proposal does not clearly specify the scope, content, extent or description of matters to be included in such report. Without further guidance, stockholders would have widely divergent views of the scope, content and detail of the report requested by the Proposal and the standard of conduct that would be expected of the Company, and the Company would have no clear standards governing its conduct. As a result, neither the stockholders of the Company nor the Company's Board of Directors would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

IV. The Proponent of the Second Duplicate Proposal Has Failed to Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The proponent of the second duplicate proposal does not properly qualify as a co-filer because it filed its submission after the deadline set forth in the Company's most recent proxy statement. As stated earlier, the proponent's submission was received by the Company on December 10, 2001, three days after the deadline for submitting proposals. Attached as Exhibit C is a copy of the facsimile cover and cover letter submitted by this proponent. Although the cover letter itself is dated December 6, 2001, the facsimile cover demonstrates that the letter was submitted to the Company by facsimile on December 10, 2001. Also included in Exhibit C is the statement from the Company's most recent proxy materials that disclosed the deadline for submission of stockholder proposals.

It is well established by the Staff that a party may be excluded as a co-filer if the co-filer's request is not received on or prior to the submission deadline. *See, e.g., The Coca-Cola Company* (February 7, 2000), *Firestone Tire & Rubber Co.* (December 4, 1986). Thus, to the extent that the Proposal is not excluded for the reasons set forth above, the Company believes that it is not required to identify the proponent of the second duplicate proposal as a co-filer of the Proposal in the 2002 Proxy Materials.

Conclusion

For the foregoing reasons, the Company believes that it may properly omit the Proposal from its proxy materials for its 2002 Annual Meeting of Stockholders, and respectfully requests



ORRICK

confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

It is expected that the Company's definitive proxy materials will be filed with the Commission on or about April 2, 2002, immediately prior to beginning the mailing of its proxy statement to its stockholders. In order to meet printing and distribution requirements, the Company intends to start final review of the 2002 Proxy Materials during the week of March 11, 2002. Accordingly, we would very much appreciate receiving your response by March 11, 2002. The Company's 2002 Annual Meeting of Stockholders is scheduled to be held on or after May 8, 2002.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5830. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4277 when it is available. Thank you for your consideration of this matter.

Very truly yours,



Richard V. Smith

RVS/nm
Enclosures

cc: Mr. Conrad B. MacKerron
Ms. Alya Kayal
Mr. Patrick Doherty
Lauri M. Shanahan, Esq.
Thomas J.Lima, Esq.

EXHIBIT A

Domini

SOCIAL INVESTMENTS

Investing for Good℠

December 6, 2001

Lauri Shanahan
Corporate Secretary
The Gap Inc.
One Harrison St.
San Francisco, CA 94105

Dear Ms. Shanahan:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund. Our funds' portfolio holds more than 250,000 shares of common stock in Gap Inc.

As investors concerned with our company's social and environmental performance, we are both pleased with the company's progress on some elements of its vendor standards compliance program and concerned with a lack of progress in other areas.

We sincerely salute the company for its leadership in participating in an independent monitoring process in Central America with respected religious and human rights and labor rights institutions at a number of contract facilities for the past five years.

However, in our dialogue with the company during the past year, assurances were made by Gap sourcing executives that the company would be more forthcoming on the crucial issue of vendor standards reporting. Your code of vendor conduct is only as good as its implementation and except for the laudable independent monitoring process at a few supplier facilities, the company has not disclosed the most basic information about the compliance record at the vast majority of the 4,000 facilities it does business with. Without such a report, shareholders cannot be assured about the overall progress suppliers are making on vendor standards compliance.

We file this resolution reluctantly and partly to preserve our rights as shareholders in the face of the company's filing deadline. We sincerely hope that subsequent dialogue with the company will result in an agreement under which we can withdraw this proposal before it is voted on.

In discussions with Alan Marks, Vice President, Corporate Communications, and Gap sourcing staff this week we joined with our colleagues at Calvert Group Ltd. to ask for assurances that the company would make good on a promise made to Calvert to issue a vendor standards report by October 2001. We are still evaluating the company's response but we are disappointed that Mr. Marks asserted that he could not confirm that such a promise had been made and that the company has no plans to issue such a report.

We therefore join with Calvert and the New York City Pension Funds in submitting the attached proxy proposal requesting the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. Calvert, Domini and the New York City funds are the primary filers of the proposal; other co-filers may also be filing the proposal. The proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Proof of ownership by our custodian will be provided under separate cover. It is our intention to maintain ownership of the requisite number of shares through the date of the annual meeting.

We look forward to hearing from you. I can be reached here in San Francisco at (415) 984-4603.

Sincerely yours,



Conrad B. MacKerron
Shareholder Representative

Encl.
cc:

Rev. David Schilling, Interfaith Center on Corporate Responsibility
Sister Ruth Rosenbaum, Center for Reflection, Education and Action
Patrick Doherty, New York City Pension Funds
Alya Kayal, Calvert Group Ltd.
Adam Kanzer, Domini Social Investments

THE GAP INC. VENDOR STANDARDS REPORT

Whereas:

Consumers and shareholders continue to be seriously concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled. Reports that overseas suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash.

Three-quarters of US consumers surveyed by Marymount University would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," November 1999)

A growing number of students have called on their universities to adopt codes of conduct to make sure clothing sold in university stores is made under humane conditions. Students have pressed for a living wage, upholding the rights of women in the workplace, public disclosure of conditions in factories and transparency in reporting, and verification of compliance by organizations that are independent of companies. (*Business Week*, 5/3/99)

U.S. based companies are importing more goods from countries where working conditions fall far below basic standards of fair and humane treatment. Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

The Gap Inc. does business with some 4,000 manufacturers in more than 55 countries and strives to be a leader in ethical sourcing. We don't own or operate any garment factories but sell products made under contract with these manufacturers.

We salute our company for participating in an independent monitoring process in Central America with respected religious and human rights and labor rights institutions at a small number of contract facilities for the past five years.

Yet despite this record of leadership on independent monitoring, the company has not disclosed the most basic information about its compliance record at the vast majority of the 4,000 facilities it does business with. Without such a report, shareholders cannot be assured about the overall progress the company is making on vendor standards compliance.

Specific quantitative goals for vendor compliance should be established, and rather than terminating contracts, our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved:

Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. The report should be made available to shareholders by August 2002.

Supporting Statement

We recommend that the report disclose the number of facilities audited and frequency of audits, the audit pass/fail rate, primary reasons for facility audit failure, and a discussion of the most pervasive problems and progress made towards their resolution.

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters[SM]

December 13, 2001

Lauri Shanahan
Corporate Secretary
The Gap Inc.
One Harrison St.
San Francisco, CA 94105

RECEIVED
DEC 17 2001
GENERAL COUNSEL

Re: Shareholder Proposal for 2002 Annual Meeting

Dear Ms. Shanahan:

With reference to the shareholder proposal submitted for inclusion in the next proxy statement, attached is a letter from our custodian providing our proof of ownership of Gap shares.

Thank you for your attention to this matter. Please contact me if you have any questions.

Sincerely,



Adam Kanzer
General Counsel

INVESTORS

BANK & TRUST COMPANY

December 5, 2001

Gap Inc.
Millard S. Drexler, President / CEO
One Harrison Street
San Francisco, CA 94105

Re: Domini Social Equity Fund

Dear Mr. Drexler:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Invesments, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of December 5, 2001.

Security	Number of Shares	Share held Greater Than 1 Year
Gap Inc.	255,487	230,087

If you have any questions or need additional information, please contact me at (617) 330-6357.

Sincerely,



Robin Marulli
Account Manager

One Harrison Street
San Francisco, CA 94105

Gap Inc.

Gap
Banana Republic
Old Navy

VIA FACSIMILE & U.S. CERTIFIED MAIL

Legal Department
Fax Number (415) 427-7475
Direct Dial (415) 427-2139

December 19, 2001

Conrad B. MacKerron
Adam Kanzer
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915
Fax No. 212-217-1101

Re: Letter to The Gap, Inc., Dated December 13, 2001

Dear Mr. MacKerron and Mr. Kanzer:

On December 17, 2001, we received a letter from Adam Kanzer, dated December 13, 2001, attaching a letter from Investors Bank & Trust Company, dated December 5, 2001, providing proof of ownership by Domini Social Investments ("Domini") of shares of The Gap, Inc. stock as of December 5, 2001. Such letter has been submitted to us in connection with the letter we received from Conrad B. MacKerron, dated and received December 6, 2001, attaching a proposal for the 2002 Annual Meeting of Stockholders of The Gap, Inc. (the "Proposal").

Under Rule 14a-8(b)(2)(i), you are required to prove your eligibility to submit the Proposal by submitting to us a written statement from the record holder verifying that, at the time the Proposal was submitted to us, Domini continuously held at least $2,000 worth of The Gap, Inc. stock for at least one year. The staff of the Division of Corporation Finance of the Securities and Exchange Commission has confirmed that this written statement must verify such information as of the time the stockholder submits its proposal (see Division of Corporation Finance, Staff Legal Bulletin #14, July 13, 2001). Thus, the letter from Investors Bank & Trust Company referenced above does not comply with Rule 14a-8(b)(2).

Accordingly, pursuant to Rule 14a-8(f)(1), we hereby notify you of your failure to meet the eligibility requirement specified above. Under Rule 14a-8, your response to us, if any, correcting this deficiency must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter of notification.

If we do not receive such a timely response from you, we will exclude the Proposal from our proxy statement for the 2002 Annual Meeting of Stockholders of The Gap, Inc. in accordance with Rule 14a-8.

If you do respond in a timely manner, correcting the eligibility deficiency referenced herein, we may still object to the Proposal in accordance with Rule 14a-8.

Very truly yours,



Thomas J. Lima
Vice President and Associate General Counsel



SOCIAL INVESTMENTS LLC

RECEIVED
DEC 2 C 2001
TOM LIMA

The Way You Invest Matters℠

December 21, 2001

Thomas J. Lima, Esq.
Vice President and Associate General Counsel
Legal Department
The Gap Inc.
One Harrison Street
San Francisco, CA 94105

Re: Your Letter Dated December 19, 2001

Dear Mr. Lima:

I am writing on behalf of Adam Kanzer, who is traveling this week.

Enclosed please find a letter from Investors Bank and Trust Company providing proof of ownership by Domini Social Investments of 255,487 shares of common stock in The Gap, Inc. as of December 6, 2001, the date we submitted our shareholder proposal for consideration at the 2002 Annual Meeting of Stockholders.

We trust that this letter verifies Domini Social Investments' eligibility to submit this proposal.

Sincerely yours,



Kimberly Gladman
Executive Assistant to David Wieder, CEO

cc: Adam Kanzer, Esq.
Conrad B. MacKerron

P.O. Box 60494, King of Prussia, PA 19406-0494, Investor Services: 800-582-6757, Fax: 610-312-5549, Email: info@domini.com
URL: www.domini.com

INVESTORS

BANK & TRUST COMPANY

December 6, 2001

Gap Inc.
Millard S. Drexler, President / CEO
One Harrison Street
San Francisco, CA 94105

Re: Domini Social Equity Fund

Dear Mr. Drexler:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Invesments, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of December 6, 2001.

Security	Number of Shares	Share held Greater Than 1 Year
Gap Inc.	255,487	230,087

If you have any questions or need additional information, please contact me at (617) 330-6357.

Sincerely,



Robin Marulli
Account Manager

THE GAP INC. VENDOR STANDARDS REPORT

Whereas:

Consumers and shareholders continue to be seriously concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled. Reports that overseas suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash.

Three-quarters of US consumers surveyed by Marymount University would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," November 1999)

A growing number of students have called on their universities to adopt codes of conduct to make sure clothing sold in university stores is made under humane conditions. Students have pressed for a living wage, upholding the rights of women in the workplace, public disclosure of conditions in factories and transparency in reporting, and verification of compliance by organizations that are independent of companies. (*Business Week*, 5/3/99)

U.S. based companies are importing more goods from countries where working conditions fall far below basic standards of fair and humane treatment. Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

The Gap Inc. does business with some 4,000 manufacturers in more than 55 countries and strives to be a leader in ethical sourcing. We don't own or operate any garment factories but sell products made under contract with these manufacturers.

We salute our company for participating in an independent monitoring process in Central America with respected religious and human rights and labor rights institutions at a small number of contract facilities for the past five years.

Yet despite this record of leadership on independent monitoring, the company has not disclosed the most basic information about its compliance record at the vast majority of the 4,000 facilities it does business with. Without such a report, shareholders cannot be assured about the overall progress the company is making on vendor standards compliance.

Specific quantitative goals for vendor compliance should be established, and rather than terminating contracts, our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved:

Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. The report should be made available to shareholders by August 2002.

Supporting Statement

We recommend that the report disclose the number of facilities audited and frequency of audits, the audit pass/fail rate, primary reasons for facility audit failure, and a discussion of the most pervasive problems and progress made towards their resolution.

EXHIBIT B



Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

Alya Z. Kayal
Senior International Human Rights Analyst
Calvert Asset Management Co.

4550 Montgomery Avenue
Bethesda, Maryland 20814 USA
301.951.4864
301.654.2960 (fax)
alya.kayal@calvert.com
www.calvert.com

An Ameritas Acacia Company



RECEIVED
DEC 07 2001
GENERAL COUNSEL

December 6, 2001

Lauri M. Shanahan
Corporate Secretary
GAP Inc.
One Harrison Street
San Francisco, CA 94105

Dear Ms. Shanahan:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice for all mutual funds sponsored by Calvert Group, Ltd. Calvert's family of 15 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

The Calvert Social Index Portfolio holds 2,940 shares of common stock, the Calvert Social Investment Fund Enhanced Equity Portfolio holds 2,825 shares of common stock, and the Calvert Social Investment Fund Equity Portfolio holds 300,000 shares of common stock in GAP, Inc. as of close of business on November 14, 2001. These Funds are the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 1,260 shares, 2,825 shares, and 60,000 of these shares, respectively, have been held for at least one year and the Funds intend to own shares in GAP, Inc. through the date of the 2002 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long standing GAP, Inc. shareholders, Calvert is co-filing the enclosed resolution with Domini Social Investments, seeking greater accountability on the company's sourcing and vendor compliance activities. Despite repeated requests to management through letters dated November 29, 2000 and January 16, 2001 (as well as phone conversations and face-to-face meetings) Calvert remains disappointed in the company's lack of commitment to publish a substantive supplier standards report that would clearly state management's commitment and vision; evaluate vendor compliance programs to date; describe the strengths and weakness of the programs; provide goals and targets; report results etc. Therefore, we are left with no option but to submit our resolution.


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

Calvert's socially responsible investment process is based on the belief that recognizing the importance of human dignity and caring for our natural environment are essential to the long-term health and well being of our increasingly interdependent world. Therefore, we believe that it is critical to consider not only financial information when making investment decisions, but also to analyze the social responsibility of a company in terms of workplace and environmental programs, and any impact on indigenous people, human rights, community relations, and product quality.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. It is our understanding that a representative from Domini Social Investments will direct all correspondance between management and Calvert. However, we would appriciate a copy of all correspondance sent to the primary filer. Please direct correspondence to Senior Human Rights Analyst Alya Kayal at (301) 951-4864, or email: alya.kayal@calvert.com We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Cc: Adam Kanzer, Domini Social Investments.

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



STATE STREET.
Serving Institutional Investors Worldwide™

Global Investor Services Group
P.O. Box 1713
Boston, MA 02105-1713

Telephone:
Facsimile:

November 15, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 14, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of GAP Inc (Cusip number 364760108). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/14/01	Shares Held for 1 Year
D819	CSIF Equity Portfolio	300,000	60,000
D862	CSIF Enhanced Equity Portfolio	2,825	2,825
D872	Calvert Social Index Portfolio	2,940	1.260

Please feel free to contact me if you need any further information.

Sincerely,

Thomas A. Spencer
Officer
State Street Corporation

THE GAP INC. VENDOR STANDARDS REPORT

Whereas:

Consumers and shareholders continue to be seriously concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled. Reports that overseas suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash.

Three-quarters of US consumers surveyed by Marymount University would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," November 1999)

A growing number of students have called on their universities to adopt codes of conduct to make sure clothing sold in university stores is made under humane conditions. Students have pressed for a living wage, upholding the rights of women in the workplace, public disclosure of conditions in factories and transparency in reporting, and verification of compliance by organizations that are independent of companies. (*Business Week*, 5/3/99)

U.S. based companies are importing more goods from countries where working conditions fall far below basic standards of fair and humane treatment. Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

The Gap Inc. does business with some 4,000 manufacturers in more than 55 countries and strives to be a leader in ethical sourcing. We don't own or operate any garment factories but sell products made under contract with these manufacturers.

We salute our company for participating in an independent monitoring process in Central America with respected religious and human rights and labor rights institutions at a small number of contract facilities for the past five years.

Yet despite this record of leadership on independent monitoring, the company has not disclosed the most basic information about its compliance record at the vast majority of the 4,000 facilities it does business with. Without such a report, shareholders cannot be assured about the overall progress the company is making on vendor standards compliance.

Specific quantitative goals for vendor compliance should be established, and rather than terminating contracts, our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved:

Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. The report should be made available to shareholders by August 2002.

Supporting Statement

We recommend that the report disclose the number of facilities audited and frequency of audits, the audit pass/fail rate, primary reasons for facility audit failure, and a discussion of the most pervasive problems and progress made towards their resolution.

One Harrison Street
San Francisco, CA 94105

Gap Inc.

Gap
Banana Republic
Old Navy

VIA FACSIMILE & U.S. CERTIFIED MAIL

Legal Department
Fax Number (415) 427-7475
Direct Dial (415) 427-2139

December 19, 2001

Alya Kayal
Senior Human Rights Analyst
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814
Fax No. 301-654-2960

Re: Letter to The Gap, Inc., Dated December 6, 2001

Dear Ms. Kayal:

On December 7, 2001, we received a letter from Reno Martini, dated December 6, 2001, attaching a proposal for the 2002 Annual Meeting of Stockholders of The Gap, Inc. (the "Proposal") and also attaching a letter from State Street Corporation, dated November 15, 2001, providing proof of ownership by Calvert Asset Management Company, Inc. ("Calvert") of shares of The Gap, Inc. stock as of November 14, 2001.

Under Rule 14a-8(b)(2)(i), you are required to prove your eligibility to submit the Proposal by submitting to us a written statement from the record holder verifying that, at the time the Proposal was submitted to us, Calvert continuously held at least $2,000 worth of The Gap, Inc. stock for at least one year. The staff of the Division of Corporation Finance of the Securities and Exchange Commission has confirmed that this written statement must verify such information as of the time the stockholder submits its proposal (see Division of Corporation Finance, Staff Legal Bulletin #14, July 13, 2001). Thus, the letter from State Street Corporation referenced above does not comply with Rule 14a-8(b)(2).

Accordingly, pursuant to Rule 14a-8(f)(1), we hereby notify you of your failure to meet the eligibility requirement specified above. Under Rule 14a-8, your response to us, if any, correcting this deficiency must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter of notification.

If we do not receive such a timely response from you, we will exclude the Proposal from our proxy statement for the 2002 Annual Meeting of Stockholders of The Gap, Inc. in accordance with Rule 14a-8.

If you do respond in a timely manner, correcting the eligibility deficiency referenced herein, we may still object to the Proposal in accordance with Rule 14a-8.

Very truly yours,



Thomas J. Lima
Vice President and Associate General Counsel

RECEIVED

JAN 03 2002

TOM LIMA


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

December 27, 2001

Via Overnight Mail
Mr. Thomas J. Lima
Vice President and Associate General Counsel
Gap Inc.
One Harrison Street
San Francisco, CA 94105

Dear Mr. Lima:

I am writing on behalf of the Calvert Social Index Fund and Calvert Social Investment Fund (collectively, the "Funds"), as Assistant Secretary to each of the Funds and as counsel to Calvert Asset Management Company, Inc. ("Calvert") in response to your letter dated December 19, 2001 concerning our recent submission of a shareholder resolution to Gap Inc.

Pursuant to your letter, please find attached a confirmation from State Street Corporation confirming that at the time the proposal was submitted (the initial correspondence was dated December 6, 2001), the Funds continuously held the requisite securities for at least one year, and intend to continue to hold the securities through the date of the meeting of shareholders. I also attach an updated confirmation from State Street Corporation to document that the Funds continue to meet the requirements of Rule 14a-8(b)(2) as of the date of this response.

Accordingly, we request that you continue to process the shareholder resolution per the Shareholder Proposal Rules of Section 14a-8 of the Securities Exchange Act of 1934. Nonetheless, please feel free to contact me at (301) 951-4858 with any further questions.

Truly Yours,

Ivy Wafford Duke
Associate General Counsel

cc: Nikki Daruwala (Shareholder Advocacy Coordinator, Social Research Department)
Alya Kayal (Senior Human Rights Analyst, Social Research Department)

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



STATE STREET.
Serving Institutional Investors Worldwide

Global Investor Services Group
P.O. Box 1713
Boston, MA 02105-1713

Telephone:
Facsimile:

December 27, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 6, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of GAP Inc (Cusip number 364760108). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 12/6/01	Shares Held for 1 Year
D819	CSIF Equity Portfolio	300,000	60,000
D862	CSIF Enhanced Equity Portfolio	2,825	2,825
D872	Calvert Social Index Portfolio	2,940	1,800

Please feel free to contact me if you need any further information.

Sincerely,

Thomas A. Spencer
Officer
State Street Corporation



STATE STREET.
Serving Institutional Investors Worldwide

Global Investor Services Group
P.O. Box 1713
Boston, MA 02105-1713

Telephone:
Facsimile:

December 27, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 27, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of GAP Inc (Cusip number 364760108). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 12/27/01	Shares Held for 1 Year
D819	CSIF Equity Portfolio	470,000	60,000
D862	CSIF Enhanced Equity Portfolio	2,825	2,825
D872	Calvert Social Index Portfolio	3,140	2,100

Please feel free to contact me if you need any further information.

Sincerely,

Thomas A. Spencer
Officer
State Street Corporation

EXHIBIT C



FAX

FROM THE OFFICE OF THE COMPTROLLER NEW YORK CITY PENSION POLICY UNIT

DATE: December 10, 2001

Pages (Cover +): 7

To: Ms. Lauri M. Shanahan

Fax #: 415-427-6982

From: Meray Asare

Phone: (212) 669-7444

Special Instructions:



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

December 6, 2001

Ms. Lauri M. Shanahan
Secretary
The Gap, Inc.
1 Harrison Street
San Francisco, CA 94105

Dear Ms. Shanahan:

The office of the Comptroller of New York City is trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the company to report to shareholders on its vendor standards code compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank, N.A. certifying the funds' ownership, for over a year, of 1,821,644 shares of The Gap, Inc. common stock, are enclosed. The systems intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our systems will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 380-2651, if you have any further questions on this matter.

Sincerely,



Patrick Doherty

AGH: pd:ma
Enclosure

H:workrights

OTHER REPORTABLE TRANSACTIONS

The Company has an annual agreement with Fisher Development, Inc. ("FDI"), a company which is wholly owned by Robert S. Fisher (and his immediate family), the brother of Donald G. Fisher, the Chairman and a principal shareholder of the Company. The agreement sets forth the terms under which FDI may act as one of the Company's general contractors in connection with the Company's construction activities. During the 2000 fiscal year, FDI supervised the construction of new store leasehold improvements for 675 stores and expansions, remodels and relocations of 262 stores. The total amount paid for such construction was approximately $741 million, including profit and overhead costs of approximately $59 million paid by the Company to FDI relating to this construction. This relationship is reviewed annually by the Audit and Finance Committee of the Board of Directors.

In 1999, the Company made a $3,000,000 loan to Mr. Wilson at no interest, secured by a third deed of trust on his home and by the stock options granted to him under the Company's 1996 Stock Option and Award Plan. In consideration for early payment, the Company accepted from Mr. Wilson $2,700,000 on January 19, 2001 in final settlement of this loan.

In 2000, the Company made a $2,000,000 loan to Ms. Heidi Kunz, Executive Vice President and Chief Financial Officer of the Company, at no interest, secured by a deed of trust on her home and by the stock options granted to her under the Company's 1996 Stock Option and Award Plan. The loan will be due and payable on February 1, 2005, or earlier upon termination of employment.

OTHER BUSINESS

If any matter not mentioned in this Proxy Statement is properly brought before the meeting, including without limitation matters about which the proponent failed to notify the Company on or before February 18, 2001, stockholder proposals omitted from this Proxy Statement and the form of proxy pursuant to the proxy rules of the Securities and Exchange Commission and matters incident to the conduct of the meeting, the proxyholders will vote upon such matters in accordance with their best judgment pursuant to the discretionary authority granted by the proxy. As of the date of the printing of this Proxy Statement, the Company's management is not aware, nor has it been notified, of any other matters that may be presented for consideration at the meeting.

PROPOSALS OF SHAREHOLDERS

Proposals of shareholders intended to be presented at the Company's Annual Meeting in 2002 must be received by the Company on or before December 7, 2001 to be considered for inclusion in the Company's Proxy Statement and form of proxy relating to that meeting. Proposals must be addressed to the Company's Corporate Secretary at One Harrison Street, San Francisco, California 94105.

In accordance with Rule 14a-4(c)(1) of the Securities Exchange Act of 1934, as amended, management proxyholders intend to use their discretionary voting authority with respect to any shareholder proposal raised at the Company's Annual Meeting in 2002 as to which the proponent fails to notify the Company on or before February 20, 2002 (one year after 45 days prior to the date on which this Proxy Statement was first mailed to shareholders). Notifications must be addressed to the Company's Corporate Secretary at One Harrison Street, San Francisco, CA 94105.

By Order of the Board of Directors,

/s/ LAURI M. SHANAHAN

Lauri M. Shanahan
Secretary

EXHIBIT D

CODE OF VENDOR CONDUCT

This Code of Vendor Conduct applies to all factories that produce goods for Gap Inc. or any of its subsidiaries, divisions, affiliates or agents ("Gap Inc.").

While Gap Inc. recognizes that there are different legal and cultural environments in which factories operate throughout the world, this Code sets forth the basic requirements that all factories must meet in order to do business with Gap Inc. The Code also provides the foundation for Gap Inc.'s ongoing evaluation of a factory's employment practices and environmental compliance.

MONITORING & ENFORCEMENT

As a condition of doing business with Gap Inc., each and every factory must comply with this Code of Vendor Conduct. Gap Inc. will continue to develop monitoring systems to assess and ensure compliance. If Gap Inc. determines that any factory has violated this Code, Gap Inc. may either terminate its business relationship or require the factory to implement a corrective action plan. If corrective action is advised but not taken, Gap Inc. will suspend placement of future orders and may terminate current production.

I. General Principle

Factories that produce goods for Gap Inc. shall operate in full compliance with the laws of their respective countries and with all other applicable laws, rules and regulations.

A. The factory operates in full compliance with all applicable laws, rules and regulations, including those relating to labor, worker health and safety, and the environment.

B. The factory allows Gap Inc. and/or any of its representatives or agents unrestricted access to its facilities and to all relevant records at all times, whether or not notice is provided in advance.

II. Environment

Factories must comply with all applicable environmental laws and regulations. Where such requirements are less stringent than Gap Inc.'s own, factories are encouraged to meet the standards outlined in Gap Inc.'s statement of environmental principles.

A. The factory has an environmental management system or plan.

B. The factory has procedures for notifying local community authorities in case of accidental discharge or release or any other environmental emergency.

III. Discrimination

Factories shall employ workers on the basis of their ability to do the job, not on the basis of their personal characteristics or beliefs.

A. The factory employs workers without regard to race, color, gender, nationality, religion, age, maternity or marital status.

B. The factory pays workers wages and provides benefits without regard to race, color, gender, nationality, religion, age, maternity or marital status.

IV. Forced Labor

Factories shall not use any prison, indentured or forced labor.

A. The factory does not use involuntary labor of any kind, including prison labor, debt bondage or forced labor by governments.

B. If the factory recruits foreign contract workers, the factory pays agency recruitment commissions and does not require any worker to remain in employment for any period of time against his or her will.

V. Child Labor

Factories shall employ only workers who meet the applicable minimum legal age requirement or are at least 14 years of age, whichever is greater. Factories must also comply with all other applicable child labor laws. Factories are encouraged to develop lawful workplace apprenticeship programs for the educational benefit of their workers, provided that all participants meet both Gap Inc.'s minimum age standard of 14 and the minimum legal age requirement.

A. Every worker employed by the factory is at least 14 years of age and meets the applicable minimum legal age requirement.

B. The factory complies with all applicable child labor laws, including those related to hiring, wages, hours worked, overtime and working conditions.

C. The factory encourages and allows eligible workers, especially younger workers, to attend night classes and participate in work-study programs and other government-sponsored educational programs.

D. The factory maintains official documentation for every worker that verifies the worker's date of birth. In those countries where official documents are not available to confirm exact date of birth, the factory confirms age using an appropriate and reliable assessment method.

VI. Wages & Hours

Factories shall set working hours, wages and overtime pay in compliance with all applicable laws. Workers shall be paid at least the minimum legal wage or a wage that meets local industry standards, whichever is greater. While it is understood that overtime is often required in garment production, factories shall carry out operations in ways that limit overtime to a level that ensures humane and productive working conditions.

A. Workers are paid at least the minimum legal wage or the local industry standard, whichever is greater.

B. The factory pays overtime and any incentive (or piece) rates that meet all legal requirements or the local industry standard, whichever is greater. Hourly wage rates for overtime must be higher than the rates for the regular work shift.

C. The factory does not require, on a regularly scheduled basis, a work week in excess of 60 hours.

D. Workers may refuse overtime without any threat of penalty, punishment or dismissal.

E. Workers have at least one day off in seven.

F. The factory provides paid annual leave and holidays as required by law or which meet the local industry standard, whichever is greater.

G. For each pay period, the factory provides workers an understandable wage statement which includes days worked, wage or piece rate earned per day, hours of overtime at each specified rate, bonuses, allowances and legal or contractual deductions.

VII. Working Conditions

Factories must treat all workers with respect and dignity and provide them with a safe and healthy environment. Factories shall comply with all applicable laws and regulations regarding working conditions. Factories shall not use corporal punishment or any other form of physical or psychological coercion. Factories must be sufficiently lighted and ventilated, aisles accessible, machinery maintained, and hazardous materials sensibly stored and disposed of. Factories providing housing for workers must keep these facilities clean and safe.

Factory:

A. The factory does not engage in or permit physical acts to punish or coerce workers.

B. The factory does not engage in or permit psychological coercion or any other form of non-physical abuse, including threats of violence, sexual harassment, screaming or other verbal abuse.

C. The factory complies with all applicable laws regarding working conditions, including worker health and safety, sanitation, fire safety, risk protection, and electrical, mechanical and structural safety.

D. Work surface lighting in production areas — such as sewing, knitting, pressing and cutting — is sufficient for the safe performance of production activities.

E. The factory is well ventilated. There are windows, fans, air conditioners or heaters in all work areas for adequate circulation, ventilation and temperature control.

F. There are sufficient, clearly marked exits allowing for the orderly evacuation of workers in case of fire or other emergencies. Emergency exit routes are posted and clearly marked in all sections of the factory.

G. Aisles, exits and stairwells are kept clear at all times of work in process, finished garments, bolts of fabric, boxes and all other objects that could obstruct the orderly evacuation of workers in case of fire or other emergencies. The factory indicates with a "yellow box" or other markings that the areas in front of exits, fire fighting equipment, control panels and potential fire sources are to be kept clear.

H. Doors and other exits are kept accessible and unlocked during all working hours for orderly evacuation in case of fire or other emergencies. All main exit doors open to the outside.

I. Fire extinguishers are appropriate to the types of possible fires in the various areas of the factory, are regularly maintained and charged, display the date of their last inspection, and are mounted on walls and columns throughout the factory so they are visible and accessible to workers in all areas.

J. Fire alarms are on each floor and emergency lights are placed above exits and on stairwells.

K. Evacuation drills are conducted at least annually.

L. Machinery is equipped with operational safety devices and is inspected and serviced on a regular basis.

M. Appropriate personal protective equipment — such as masks, gloves, goggles, ear plugs and rubber boots — is made available at no cost to all workers and instruction in its use is provided.

N. The factory provides potable water for all workers and allows reasonable access to it throughout the working day.

O. The factory places at least one well-stocked first aid kit on every factory floor and trains specific staff in basic first aid. The factory has procedures for dealing with serious injuries that require medical treatment outside the factory.

P. The factory maintains throughout working hours clean and sanitary toilet areas and places no unreasonable restrictions on their use.

Q. The factory stores hazardous and combustible materials in secure and ventilated areas and disposes of them in a safe and legal manner.

Housing (if applicable):

A. Dormitory facilities meet all applicable laws and regulations related to health and safety, including fire safety, sanitation, risk protection, and electrical, mechanical and structural safety.

B. Sleeping quarters are segregated by sex.

C. The living space per worker in the sleeping quarters meets both the minimum legal requirement and the local industry standard.

D. Workers are provided their own individual mats or beds.

E. Dormitory facilities are well ventilated. There are windows to the outside or fans and/or air conditioners and/or heaters in all sleeping areas for adequate circulation, ventilation and temperature control.

F. Workers are provided their own storage space for their clothes and personal possessions.

G. There are at least two clearly marked exits on each floor, and emergency lighting is installed in halls, stairwells and above each exit.

H. Halls and exits are kept clear of obstructions for safe and rapid evacuation in case of fire or other emergencies.

I. Directions for evacuation in case of fire or other emergencies are posted in all sleeping quarters.

J. Fire extinguishers are placed in or accessible to all sleeping quarters.

K. Hazardous and combustible materials used in the production process are not stored in the dormitory or in buildings connected to sleeping quarters.

L. Fire drills are conducted at least every six months.

M. Sleeping quarters have adequate lighting.

N. Sufficient toilets and showers or mandis are segregated by sex and provided in safe, sanitary, accessible and private areas.

O. Potable water or facilities to boil water are available to dormitory residents.

P. Dormitory residents are free to come and go during their off-hours under reasonable limitations imposed for their safety and comfort.

VIII. Freedom of Association
Workers are free to join associations of their own choosing. Factories must not interfere with workers who wish to lawfully and peacefully associate, organize or bargain collectively. The decision whether or not to do so should be made solely by the workers.

A. Workers are free to choose whether or not to lawfully organize and join associations.

B. The factory does not threaten, penalize, restrict or interfere with workers' lawful efforts to join associations of their choosing.

Back to Code of Vendor Conduct Overview Home Page.

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EXHIBIT E


Gap Inc.

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ABOUT GAP INC.
Who we are and how we run our business around the globe.

CAREERS
Gap Inc. Where To Work. Job postings, college event calendar & more.

FINANCIALS & MEDIA
Press releases, shareholder information, financial and company updates.

SOCIAL RESPONSIBILITY
How we operate reflects our values, beliefs and business ethics.

Features

Gap Inc. announces **December sales results**.

Need info on Gap Inc.? Find everything you're looking for in **At a Glance**.

Find out how Gap Inc. is **making a difference** in our communities.



ETHICAL SOURCING

Beyond the Label

The world is a lot smaller than it used to be. Walk into a Gap, Banana Republic or Old Navy store on any given Saturday and you might come into contact with products from a diversity of nations. Pants from Malaysia, shoes from Italy, skirts from Turkey, jeans from Guatemala and sweaters from the United States all mix and mingle on the store shelves and display tables.

Look at the garment and you'll discover it's well made. Look at the label and you'll discover where it's made. Some people want to look further — beyond the label — to learn more about what we're doing to help improve the conditions in the independent factories worldwide that make our clothes.

How We Run Our Business

In 2001, our goods were produced in approximately 3,600 factories in more than 50 countries. But we don't manufacture any of the goods ourselves; we don't own or operate any garment factories. Instead, we are almost always one of a manufacturer's many customers. We're a lot like many other retailers in that Gap Inc. sells products that we don't make.

Nonetheless, we take our role as a company with global reach very seriously, and that includes our commitment to ethical sourcing. To facilitate open dialogue on this important issue, we want to share information on how we run our business and strive to do better every day. We hope you'll read on to learn more.


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GAP
L
100% COTTON
MADE IN
DOMINICAN
REPUBLIC

BEYOND THE LABEL
CLICK TO DOWNLOAD
A PRINTABLE PDF VERSION
OF THIS OVERVIEW.



OUR CODE OF VENDOR CONDUCT

All of us at Gap Inc. want factory workers to be treated with dignity and respect. We also want them to work in a safe and healthy environment. To that end, we developed a set of principles and operating standards for garment manufacturers that reflect our values, beliefs and business ethics. These standards are set out in our Code of Vendor Conduct.

We first wrote our Code in the early 1990s and updated it most recently in 1996. The Code focuses on compliance with local labor laws, working conditions and the environment. It also spells out to vendors our expectations regarding wages, child labor, health and safety issues, respecting the right of workers to unionize and much more. To request a copy of our Code, please click here.

We wrote the Code to help vendors understand and apply these standards to their day-to-day operations, and adopt them as "company policy." We use words like "shall" and "must" in our code — instead of words like "should" or "may" — because we want vendors to take the Code seriously and to have no misunderstanding that keeping our business depends on how they run their factories.

People shouldn't assume that because we have a Code the garment manufacturers that get our business are in 100 percent compliance with its provisions 100 percent of the time; they are not. We might discover that workers aren't getting their allotted days off or the appropriate pay; or we might discover that fire exits are blocked; we might even discover that a factory manager has misrepresented payroll records to us.

On the other hand, right now at a factory somewhere in the world, one of our Vendor Compliance Officers might be helping an employee get the pay she is owed; or we're convincing a vendor to re-hire a labor organizer who was improperly fired; or we might be doing something as simple but important as persuading a vendor to improve the sanitary conditions of employee toilets.

Our factory monitoring and compliance efforts are a work in progress. Every day we learn something new. And every day we look for ways to do our jobs better.

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Gap Inc.

OUR GLOBAL COMPLIANCE TEAM

Based in San Francisco and around the world, Gap Inc.'s Global Compliance department is comprised of over 90 full-time employees. This team is dedicated exclusively to working with potential and current vendors to help them understand and achieve compliance with our Code.

Most of the team are Vendor Compliance Officers, or VCOs. These employees evaluate and monitor factories on a daily basis and have a broad range of duties, from conducting detailed health and safety inspections, to inspecting sewing machines for safety guards, to reviewing payroll records and interviewing workers. The VCOs live in or near the countries where vendors and their factories are located. All together, they represent about 25 nationalities. We think it is important that VCOs are attuned to local customs and language and can speak directly to a factory's management and workers without translators. VCOs come from a variety of backgrounds. Some were trained as lawyers and academics, others have worked for non-profit or non-governmental organizations focusing, for example, on consumer education and the environment.

Before we approve or place an order with a vendor, our Global Compliance team is involved. The Global Compliance team and its VCOs have two jobs. First, before any orders are placed, a manufacturer and the factories it intends to use for our goods are subjected to a comprehensive approval process to make sure they can operate under our Code of Vendor Conduct. Second, if a garment factory is eventually approved, our VCOs monitor compliance on an ongoing basis.

In addition to their own efforts, VCOs also receive information from other Gap employees who visit factories — from our quality assurance and production experts, as well as from the Gap employees who determine if a vendor is capable of producing a specific kind of garment.

We believe the work being done by our VCOs is making a difference. But we're open to supplementing our efforts. In certain parts of the world, we get help monitoring factories from others. We've also enlisted help to deliver other valuable programs, such as training for factory owners, managers, supervisors and workers. Over the years, religious organizations, non-governmental organizations and non-profits, labor law experts and firms with auditing experience have joined us in our efforts. To learn more, visit the Global Outreach Programs section.

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IRA OVERSEES VCOs WHO MONITOR FACTORIES IN INDONESIA, BRUNEI, MALAYSIA, SINGAPORE, THAILAND & CAMBODIA. CLICK TO LEARN MORE.


Gap Inc.

OUR PROGRAM

Garment manufacturers must demonstrate by their actions and pledge in writing to abide by the guidelines in our Code if they want to attract and keep our business. As of December 2001, Gap Inc.'s vendor compliance program employed over 90 people, covering approximately 2,600 active factories in more than 50 countries. Over the course of the entire year, our compliance team monitored close to 3,600 facilities. At any given time, the number of factories producing goods for our company will vary due to the seasonal nature of our business.

Each vendor and factory must undergo a comprehensive evaluation before our merchants can place initial orders. Since vendors that have not worked with us before may be unfamiliar with our standards, almost all factories are not approved after the initial inspection. While many are approved on subsequent visits after improvements suggested by the VCO have been made, more than 15 percent of the factories reviewed in 2001 were unable to meet our standards and were never approved for orders.

Once approved, a factory is evaluated and monitored on a periodic basis under our program. VCOs conduct both announced and unannounced visits. While the number of visits per year varies, it's not uncommon for us to be in weekly contact with factories where problems have been reported. In 2001, Gap VCOs conducted roughly 16,000 visits in approximately 3,600 factories.

While our objective in the past was to visit factories on a quarterly basis, we transitioned to a variable monitoring program in 2001. Variable monitoring is designed to target resources where their potential impact is greatest by determining the appropriate intensity level by which a factory should be evaluated. Under this program, we expect that our Compliance team will visit some factories more often and others less often than in the past. In making these determinations, we consider such things as:

- The vendor's and factory's past record on compliance;
- How easily our VCOs can obtain accurate data from and effectively communicate with the vendor and factory; and
- Our ability to obtain and rely upon information and support from sources outside the factory, including market reports, governmental entities and NGOs.

When a compliance issue is identified, corrective action is required. Typically, this results in continuous improvement at a factory over time. But, if serious violations occur or a pattern of non-compliance emerges at an approved factory, we may suspend production or terminate business. For example, we recently terminated business at 15 factories in China for falsifying payroll records. In 2001, we quit doing business with vendors representing more than 120 factories worldwide for compliance-related reasons.

Because our Code is so comprehensive, it is rare that a VCO will visit a factory and find it in full compliance with every aspect of our Code. The type of problem or issue can vary widely from fairly frequent minor violations such as unclean toilets to less frequent major ones including harassment. Additionally, visible issues like insufficient or blocked signage are relatively easy to identify and correct. More complex matters such as disputes between factory management and workers take considerably more effort to assess and remedy. These distinctions are hard to quantify and serve to illustrate the important role that our VCOs and Global Compliance program play in supporting ongoing, qualitative and sustainable progress.

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CHALLENGES

The complexities of the global economy create enormous challenges. A great diversity exists among the vendors we do business with, the countries where clothes are manufactured and garment workers themselves. It is sometimes very difficult for us to change the attitudes and practices of our independent vendors, especially since we are most often only one of their many customers.

We must constantly balance our responsibility to respect cultural differences with our own sense of what is fair and right. When miscommunications or misunderstandings occur, we often intervene between vendors and workers to help them find solutions.

Nonetheless, we make our position to vendors clear: It is your responsibility to comply with the Code. But it is ultimately their decision whether or not they will. Since we don't own or operate any of our vendors or their manufacturing factories, we can't force them to comply.

For some manufacturers, our standards are too tough. These manufacturers either cannot satisfy our requirements or decide that compliance requires too much time, money and effort. When this occurs, we refuse to do business with them.

Some manufacturers try to comply but fall short of our expectations. When this happens, and we believe vendors are earnest in their efforts, we work with them to make improvements. We want vendors to acknowledge that problems exist, then identify solutions. If we pulled our business the moment we discovered a violation, we believe some vendors would be less inclined to openly discuss and reveal the challenges they are facing in complying with our Code.

Some workers' advocates have requested that we never pull our business from a vendor. If we do, they argue, the loss of our business may cost factory workers their jobs. However, if garment manufacturers believed Gap Inc. business was guaranteed — *that we would never pull out regardless of conditions in their factories — we would send* a very mixed message about our commitment to enforcing our Code. Others think we should leave as soon as we determine a vendor is not in compliance with our Code. We often wrestle with this dilemma. Although there are no easy answers, we have concluded that resolution depends not just on strict application of established rules but on being flexible enough to take into account the specific facts and circumstances involved. In most cases, we prefer to work with a vendor to improve over time rather than terminate business.

While no manufacturer or factory is perfect, the Code is nonetheless the standard by which we judge the vendors that produce clothing for us. Every day we experience successes and setbacks, which lead some to question whether or not our Code is doing its job. We think it is. While the words in the Code are black and white, the world is not. So when a vendor doesn't comply, it doesn't mean the Code is flawed, it just means human beings are.

But things can improve. It just takes patience and persistence. It means Gap Inc., non-governmental organizations, workers, garment manufacturers, other retailers and local governments must work together — every day — to improve working conditions.

Although our impact on a foreign country and culture is limited, we are committed to making a positive impact on the lives of garment workers who produce our goods — one vendor at a time, one worker at a time, one day at a time.

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Gap Inc.

GLOBAL OUTREACH PROGRAMS

Collaborating with and seeking assistance from groups outside the company have proven very useful in helping to achieve qualitative improvements. We complement our internal compliance efforts with a number of informal partnerships and initiatives involving third parties. Among these are:

- Independent monitoring
- The Global Alliance
- Worker and management training
- NGO, labor union and community initiatives

Independent Monitoring

Gap Inc. piloted the industry's first independent monitoring project in the mid-1990s. Since then, we've launched several similar initiatives. The experience has been invaluable in giving us greater insight and perspective into the challenges and benefits of engaging and sustaining independent monitors. One thing we've learned is that independent monitoring is no silver bullet.

To be more specific, our experience has shown that while independent monitoring often can be an effective complement to our own efforts, it cannot currently replace the work of our experienced and fully dedicated internal team. Independent monitoring has also proven to be an extremely resource-intensive process. Additionally, as this is a relatively new concept, there are not many existing qualified independent monitors around the world.

Here are some of the issues we are evaluating:

- Who should train and accredit independent monitors?
- How do independent monitors maintain their "independence" and third-party credibility when the retailer is funding their efforts and is involved in their training process?
- What's the role of an independent monitor once an issue is identified? For example, should an independent monitor be responsible for determining the validity of a complaint? Or, is it enough simply to report the claim to the retailer and factory management? Should the independent monitor be responsible for identifying solutions and ensuring remedial action is taken where appropriate?

These are the types of questions that are emerging as we work with different organizations in different countries. Through ongoing efforts in 2002, we hope to expand our knowledge and begin identifying solutions to these and other issues. It is our view that independent monitoring — or any of the other initiatives we are currently pursuing — must be sustainable over time and involve local organizations committed to achieving long-term improvements in working conditions for workers in their communities.

In addition to ongoing programs in El Salvador and Guatemala, we expect to develop a new independent monitoring program in Honduras in 2002 and are evaluating the potential for another program in Asia.

The Global Alliance

Our partnership with the nonprofit organization The Global Alliance is one of the most significant initiatives we've pursued. The organization is part of the International Youth Foundation and is a unique partnership of private, public and non-governmental organizations. The organization was established in 1999, and Gap Inc. formally joined in 2000 with a $5 million contribution for a five-year program. The Global Alliance was created to develop a new approach to corporate sourcing responsibility that aims to improve the workplace experience and life opportunities of workers in global production and services companies. To carry out its mission, The Global Alliance works in three basic stages: asking workers about their needs and hopes for the future; integrating those responses into the worker assessment process; and acting on that information by designing and delivering programs that will have a positive impact on workers' lives.

For example, in 2001, The Global Alliance, working with the Center for Societal Development Studies at Atma Jaya University in Jakarta, completed interviews with garment workers at eight factories in Indonesia that manufacture apparel for Gap Inc. The Global Alliance also began similar work at Gap vendor factories in India.

One of the key findings in Indonesia was that relations between factory managers and workers needed to improve. As a result, The Global Alliance conducted supervisory skills training seminars with more than 450 managers in the eight factories, impacting more than 10,000 workers. A comprehensive review of The Global Alliance's work is published in the organization's annual report, which is available to the public through the organization's web site: theglobalalliance.org. In 2002, our efforts with The Global Alliance will continue in Indonesia and India and expand to one additional country, still to be determined.

Worker and Management Training

We believe that vendor training is critical to facilitating factory ownership of compliance issues. For this reason, we've hosted management training seminars in some factories and in others, sponsored sessions on how to hold free and fair union elections. In addition, through our partnership with The Global Alliance, we are focused on how to effectively and quickly develop programming that begins to address needs identified by workers.

In 2002, we plan to expand our vendor training programs around the world, with an emphasis on basic management, labor and compliance issues. As in the past, we plan to invite outside speakers and instructors who are experienced in these areas and can provide a different perspective.

NGO, Labor Union and Community Initiatives

When complex issues arise in our facilities, we find that collaborating and partnering with local NGOs, labor unions, governments and community leaders is often the most effective way to influence positive outcomes. Our VCOs can't possibly find every issue or problem in a factory when they perform their evaluations, so it often helps to rely on multiple sources to ensure that problems are identified and addressed in a timely and appropriate manner. At times, factory workers will take their concerns to a labor union, government representative, community leader or NGO. If we have relationships with these outside parties, they are likely to inform us of any potential issues in factories producing goods for us, and the problems can then be investigated and resolved.

While we have formed some strong external relationships in a number of countries we know there is more work to do. We believe that collaborative efforts are key to achieving sustainable progress in factories which make our goods throughout the world.


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STAKEHOLDER DIALOGUE

Gap Inc. is committed to participating in ongoing, constructive conversations with social responsibility investment groups and shareholders, non-profit organizations and others who are involved or interested in these issues. We are always looking to establish relationships with individuals and organizations that share our long-term commitment to addressing these issues and working toward long-term, sustainable solutions. We believe that meaningful dialogue is one of the most effective ways of driving best practices and industry-wide change.

It's certainly true that problems are abundant and easy to identify, while real solutions are less clear and more difficult to achieve. We will continue to update partners and other stakeholders on our progress through gapinc.com and direct contacts.

If you'd like to contact us regarding our social responsibility efforts, click here.

EXHIBIT F

TELEPHONE MESSAGE

TO: File re Calvert Group

FROM: Alya Kayal

DATE: December 7, 2001, 8:36am

PHONE MESSAGE

Hello, Ms. Shanahan. My name is Alya Kayal. I am a Senior Analyst at Calvert Group, my phone number is 301-951-4864. I was just calling to let you know that Calvert Group is co-filing a resolution with Domini Investments with Gap to urge Gap to publish a report on your vendor standards program. And I just wanted to alert you to the fact that you'll probably get that this morning. Staff members of Gap have been wonderful and have been very helpful to Calvert. We've had several meetings over the past few years, so I hope we can resolve this issue somehow. But I just wanted to let you know and to alert you to that when you get in this morning. I should be in and out of my office. If you don't get me, you can please leave me a message. Phone number once again is 301-951-4864. Thank you.

Calvert12072001.doc

** TOTAL PAGE 02 **

EXHIBIT G

New York Times
Front page
April 24, 2001, Tuesday

Labor Standards Clash With Global Reality

By LESLIE KAUFMAN and DAVID GONZALEZ

Six years ago, Abigail Mart'nez earned 55 cents an hour sewing cotton tops and khaki pants. Back then, she says, workers were made to spend 18-hour days in an unventilated factory with undrinkable water. Employees who displeased the bosses were denied bathroom breaks or occasionally made to sweep outside all morning in the broiling sun.

Today, she and other workers have coffee breaks and lunch on an outdoor terrace cafeteria. Bathrooms are unlocked, the factory is breezy and clean, and employees can complain to a board of independent monitors if they feel abused.

The changes are the result of efforts by Gap, the big clothing chain, to improve working conditions at this independent factory, one of many that supply its clothes.

Yet Ms. Mart'nez today earns 60 cents an hour, only 5 cents more an hour than six years ago.

In some ways, the factory, called Charter, shows what Western companies can do to discourage abuse by suppliers. But Gap's experience also demonstrates the limits to good intentions when first-world appetites collide with third-world realities.

Ms. Mart'nez's hours are still long, production quotas are high, and her earnings are still not enough to live on. She shares a two-room concrete home with a sister, two brothers, her parents and a grandmother.

Yet the real alternative in this impoverished nation is no work. And government officials won't raise the minimum wage or even enforce labor laws too rigorously for fear that employers would simply move many jobs to another poor country.

The lesson from Gap's experience in El Salvador is that competing interests among factory owners, government officials, American managers and middle-class consumers -- all with their eyes on the lowest possible cost -- make it difficult to achieve even basic standards, and even harder to maintain them.

''Some have suggested that there are simple or magic solutions to ensure that labor standards are applied globally,'' said Aron Cramer, director of human rights at Business for Social Responsibility, a nonprofit advocacy group that receives support from business. ''In fact, it takes a great deal of work.''

Fed up with abusive conditions, Ms. Mart'nez and a small group of other workers organized and began to hold strikes at the factory, then called Mandarin International, in 1995. As tension rose, workers took over the factory and shut down power to the plant. Security guards forcibly ejected strikers; union members said the guards dragged women out by their hair and clubbed them with guns. The factory's owners fired hundreds, including Ms. Mart'nez.

It might have ended that way, except that it occurred just as concern about sweatshops was rising in the United States. Groups like the National Labor

Committee, a union-backed, workers advocacy group based in New York, had formed to oppose sweatshops. Mandarin offered a media-ready case of abuse, and the revolt was widely publicized.

Still, two of the four retailers using Mandarin left after the protests -- J. C. Penney and Dayton Hudson (now Target). Eddie Bauer, a unit of Spiegel Inc., suspended its contract. Gap Inc., which is based in San Francisco, intended to quit, too, but a group of Mandarin workers pleaded with the company to save their jobs. Some blamed union organizers for the trouble. ''Problems were made to look worse by the union,'' said one employee, Luc'a Alvarado, who has worked at the factory for eight years.

Gap executives chose to stay after deciding that all the groups involved -- workers, labor activists and factory owners -- were willing to make changes. The workers were expected to stop disrupting the plant, and managers had to agree to more humane practices and to accept outside monitors.

To make sure the changes stuck and to arbitrate disputes, Gap decided to try the then innovative idea of hiring local union, religious and academic leaders as independent monitors who would meet regularly with workers to hear complaints, investigate problems and look over the books.

''It's not a paradise,'' said Carolina Quinteros, co-director of the Independent Monitoring Group of El Salvador, as the monitors call themselves. ''But at least it works better than others down here. They don't have labor or human rights violations.''

The push for change ranges far beyond the Charter factory, or El Salvador. Today, activists on college campuses are calling for an end to sweatshops everywhere. [As recently as this past weekend in Quebec, world trade officials debated how to clean up those operations, and the United States has pushed developing countries to raise pay and working conditions in thousands of plants from Bangladesh to Brazil.]

Results, however, have been negligible. The basic problem is that jobs and capital can move fast these days, as the president of El Salvador, Francisco Flores, is keenly aware. ''The difficulty in this region is that there is labor that is more competitively priced than El Salvador,'' he said.

Here, as in many other countries, labor advocates say the problem is made worse by the government's cozy ties with factory owners. When a Labor Ministry committee issued a report critical of forced overtime, poor safety and threats against labor organizers, factory owners complained. The government swiftly withdrew and disowned it.

Salvadoran officials and business leaders have also objected to monitors Gap has hired to police working conditions. They contend that the group is a tool of unions that want to keep jobs from leaving the United States -- or a leftist anti-government front, a suspicion left over from El Salvador's long civil war, which ended in 1992.

Then there is practicality. Gap spends $10,000 a year for the independent monitors at Charter, which is owned by Taiwanese investors, and thousands more for management time to arbitrate disputes and for its own company monitors to recheck the facts on the ground. For the company to duplicate these intensive efforts at each of the 4,000 independent factories it contracts with would have taken about 4.5 percent of its annual profit of $877 million last year.

In a world where costs are measured in pennies, that percentage would be a significant burden. Wal-Mart and Kmart are praised by investors for relentlessly driving down costs, but they have much less comprehensive monitoring programs.

Gap says that expense and staff time are not even its main concerns. The experiment in El Salvador has only reinforced the company's conviction that companies cannot substitute for governments indifferent to enforcing laws. Also, it said, retailers have limited power over their independent contractors. Either they pull out, which would punish innocent workers, or they must accede to a slow process where they must cajole and bully for every bit of progress.

''We are not the all-powerful Oz that rules over what happens in every factory,'' said Elliot Schrage, Gap's senior vice president for global affairs. ''Do we have leverage? Yes. Is it as great as our critics believe? Not by a long shot.''

Sitting Down
Monitoring Effort Enlists Outsiders

Still, monitoring is the sweatshop opponents' great hope. Watchdog groups say that only people outside of the company can win the trust of workers and evaluate complaints. ''That is where you get problems that won't show up in paper records and interviews with management,'' said Sam Brown, executive director of the Fair Labor Association, a labor advocacy group in Washington.

At the time, however, no one had ever done it, said Mr. Brown, who is a former Ambassador to the Organization for Security and Cooperation in Europe and past director of Action, federal domestic volunteer agency.

Gap's efforts are still in many ways a blueprint for the international labor advocacy movement -- since 1995 other companies like Liz Claiborne and Reebok have attempted to start similar programs. But what has actually happened in El Salvador is a process that lasted longer, cost more and achieved less than what many people had hoped for. ''We knew it would be hard,'' Mr. Schrage said. ''But it's been harder than we ever imagined.''

The company has found that no aspect of its efforts escapes local politics. On the recommendation of Charles Kernaghan, the director of the National Labor Council, Gap turned to the legal aid office of the Archdiocese of San Salvador and to the Jesuit University here. Earlier, both institutions had helped uncover abuses in the plant, which to Gap demonstrated their experience and independence from management. But both also had a history of sympathy for the Farabundo Mart' National Liberation Front, a coalition of rebel groups and political parties during the civil war. The coalition is known as the F.M.L.N., its initials in Spanish.

''When companies see me, they see someone to the left of the F.M.L.N.,'' said Benjam'n Cu llar, the director of the Institute for Human Rights at the University of Central America here who is also on the board of independent monitors. That view manifests itself in mistrust and resistance by managers, he said.

Beyond politics, Gap says it is not easy to impose its will on contractors simply because it is a major customer. Pedro Manc'a, the factory's manager, indicated that he looks on the monitors as an annoyance, not a threat. In his view, the only meaningful role they played was in easing tensions among the workers themselves after the 1995 strike.

That event ''was not between management and workers,'' Mr. Manc'a argued. ''We had two warring factions of unions and they could not sit down together.''

Factory managers agreed to accept monitors mostly to avoid losing Gap and going out of business. Still, trust is tenuous and the managers have found ways -- subtle and not so subtle -- to resist, monitors say.

It took about a year to rehire all of the workers fired during the 1995 strike, for example. And 30 of those rehired in 1997 were fired again recently, not because they were strikers but because the company said they were not productive enough. ''They are playing by the rules of the game,'' said one member of the monitoring group. ''But I'm not much in agreement with the rules of the game.''

Gap says that this project has taught it the limit of its own influence. ''We can't be the whole solution,'' Mr. Schrage said. ''The solution has to be labor laws that are adequate, respected and enforced. One of the problems in El Salvador is that that was not happening and is not happening.''

Moving On
Economic Obstacles Impede Reforms

Before dawn each day, Flor de Mar'a Hern‡ndez leaves her three children in the tent where they have lived since an earthquake leveled her home earlier this year and begins her two-hour commute to the Charter clothing factory.

She and the others, like Ms. Mart'nez, must be at work before 7 a.m. Managers close the gate precisely on the hour and dock the pay of anyone who is late.

Inside, rows of sewing machines face blackboards on which supervisors have written the daily quotas for shirts and trousers, roughly 2,000 a day for each line of 36 machines. The pace is relentless, but by local standards it is a pleasant place to work. There are lockers, tiled bathrooms, a medical clinic and an outdoor cafeteria. Large fans and high ceilings keep temperatures down.

But Ms. Mart'nez remembers just what it took to get this far. She was among the workers who protested the abusive conditions in 1995. ''Workers would bring in permission slips from their doctors to go to the hospital,'' she recalled, ''and supervisors would rip it up in their faces.''

Of the 70,000 garment workers in El Salvador, 80 percent are women. Few earn enough to take care of their families. Ms. Hern‡ndez, for example, earns about $30 a week inspecting clothes. It is not enough to feed her children; to make ends meet, she relies on help from her ex-husband.

She keeps her job because the most common alternative is to work as a live-in maid or a street vendor. Jobs cutting sugar cane in the searing sun, once plentiful, are difficult to find now, and wages have fallen in recent years along with commodity prices.

El Salvador, never a wealthy country, is struggling every bit as hard as its people. Roughly 75,000 people were killed and thousands wounded in the civil war. The war also drove away foreign investment, shuttered relatively high-paying electronics factories and left roads, power lines and other basic services in tatters.

Earlier this year, two powerful earthquakes compounded the difficulties by wrecking hundreds of thousands of buildings. Economists estimate that 180,000 Salvadorans are jobless. Almost half of the population lives in poverty.

The government has gone out of its way to attract investment and jobs. Government leaders pin the country's future on the optimistic hope of doubling the number of factories making clothes for the United States, to more than 400, in three years. ''Maquilas have been a source of significant economic growth in recent years,'' President Flores said using the Spanish term for the plants that enjoy tax and trade benefits. ''They are the most dynamic economic sector in the country.''

That growth, however, has not been matched by the budget of the Labor Ministry, which is among the worst-financed agencies. It employs only 37 labor inspectors to enforce regulations -- 1 for every 10 factories, not including coffee plantations, construction sites or other places of business in this country, which has 6.1 million people.

The limits of the government's willingness to be an advocate for labor was illustrated last summer when it suppressed the report critical of factory working conditions. The labor minister, Jorge Nieto, said that the report was technically flawed, and insists that the government intends to modernize his agency and improve inspector training. ''We want investment, but only with respect and fairness,'' he said. ''Only when workers' rights are respected can we generate more contracts with American companies.''

But to get those contracts, El Salvador must compete with neighbors like Honduras and Nicaragua, where wages are lower and the population even poorer and more eager for work. Government officials and factory managers concede that El Salvador's current minimum wage is not enough to live on -- by some estimates it covers less than half of the basic needs of a family of four -- but they are wary of increasing it.

''We cannot be satisfied with the wage, but we have to acknowledge the economic realities,'' Mr. Nieto said.

Since Gap pioneered the independent monitoring effort, few other American companies have followed. They cite costs, politics and questionable effectiveness. Gap executives echo those worries when they assess the experience at Charter.

''We are in a very competitive marketplace,'' said Mr. Schrage of Gap. ''Consumers make decisions on lots of factors, including price. There is no clear benefit in having invested in independent monitoring to a consumer and it is not clear if we were to make it more broad policy that consumers would get a benefit or care at all.''

As she shopped at the Gap flagship store at Herald Square in Manhattan, Claire Cosslett fingered an aqua cotton T-shirt made in El Salvador to check for quality. Ms. Cosslett, a legal recruiter, said she reads labels and sometimes worries that her garments are ''made by some child chained to a sewing machine.''

American companies dread comments like that. Yet for all their fears, they ultimately have to balance their concern over image, and any feelings they have about third-world workers, with customers' attitudes. Then there are the competitive pressures to keep costs low. Would the cost of raising working standards in El Salvador raise the price of a T-shirt enough to drive off customers?

Among several shoppers who were interviewed at the Manhattan store, Ms. Cosslett was the only one to say that reports of sweatshop conditions had stopped her from buying a particular brand. She said she would be willing to pay more for a garment made under better working conditions.

But then she paused and hedged. ''It would depend how much,'' she said.

About These Articles

Articles in this series are examining third-world production for first-world markets. Previous articles described dangerous working conditions at a garment factory in Bangladesh, and life in factories along the border between the United States and Mexico. Later articles will include reports on child labor and union organizing.

Organizations mentioned in this article:
Gap Inc

Related Terms:
Labor; Factories and Industrial Plants; Sweatshops; Wages and Salaries; Multinational Companies; Retail Stores and Trade; Apparel; Third World and Developing Countries; Surveys and Series; Working Hours

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